Shengkai Innovations, Inc.
No. 27, Wang Gang Road,
Jin Nan (Shuang Gang) Economic and Technology Development Area
Tianjin, People’s Republic of China 300350

        September 20, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:	John Cash
Accounting Branch Chief

RE:	Shengkai Innovations, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Filed No. 0-51972

Ladies and Gentlemen:

Shengkai Innovations, Inc. (the “Company”) is in receipt of the staff's letter of comment dated September 9, 2010 on the above-referenced filing. Set forth below are the Company's responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

1.
We note the disclosures related to your restatement for the impact of the down-round provision included in the Certificate of Designation of the preferred shares you issued in the June and July 2008 Private Placements. We also note that the down-round provision changed for the period commencing on the two (2) year anniversary of the Original Issue Date as set forth in Section 5 (e)(i) and 5(e)(ii). Since the two year anniversary will have occurred for the preferred shared issued in the June 2008 Private Placement when you file your Form 10-K for the year ended June 30, 2010, please explain to us if and how the change in the down-round provision will impact your accounting for the preferred conversion option liability after the two year period. In this regard, please address if the revised down-round provision is more akin to a standard anti-dilution provision as contemplated in ASC 815-40-55-42.

RESPONSE:

According to the Section 5(e)(ii) of the Certificate of Designation of the preferred shares, if the Company issues any additional shares of common stock less than $2.5357 after two year anniversary of the Original Issue Dates, the new conversion price will be adjusted downward by multiplying by a formula: (a) the numerator is the sum of

(x) the number of outstanding shares of common stock immediately prior to the issuance of such additional shares, plus
(y) the number of shares of common stock which the aggregate consideration for the total number of such additional shares, as the case may be, so issued would purchase at a price per share equal to the conversion price then in effect, and
(b) the denominator is the number of shares of outstanding common stock immediately after the issuance of such additional shares of common stock.

Although the adjustment under the Section 5(e)(ii) is different from the Section 5(e)(i), under which the new conversion price will be adjusted equal to the new issued price within the two year anniversary of the Original Issue Dates, the nature of the down-round provision is not changed under both sections. Such downward adjustment is deemed different from the cases illustrated in ASC815-40-55-42, in which dilution occurred under four (4) situations (a) stock dividend, (b) stock split, spinoff, (c) issuance of shares for an amount below the then-current market price and (d) repurchase of shares for an amount above the then-current market price. Under the Section 5(e)(ii), the then-current market price of additional issuance of shares is not considered. Therefore, ASC815-40-55-42 is not deemed applicable.

The protection for the current investors under the anti-dilution provision in Section 5(e)(ii) is smaller than that under the Section 5(e)(i). The situation may not be actually the same as the case illustrated in ASC815-40-55-33 for down-round provisions. However, such downward adjustment causes the settlement that is not based on a fixed-for-fixed option on equity shares. Therefore, the embedded conversion option is not considered to be indexed to the entity’s own stock and the liability classification will not be changed after the two (2) year anniversary of the Original Issue Dates.

*    *    *

In connection with the Company’s responses to the above comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wang Chen
Wang Chen
Chief Executive Officer